UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

Acushnet Holdings Corp.
(Exact Name of Registrant as Specified in its Charter)

Delaware	001-37935
(State or Other Jurisdiction of Incorporation)	(Commission File Number)

333 Bridge Street
Fairhaven, Massachusetts                  02719

(Address of Principal Executive Offices)                 (Zip Code)

Roland Giroux                     (800) 225-8500

(Name and Telephone Number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021

☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______________________

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

As provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available at www.acushnetholdingscorp.com/investors/sec-filings. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02 Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report for the calendar year ended December 31, 2021

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Acushnet Holdings Corp.

/s/ Roland Giroux	May 20, 2022
By: Roland Giroux	Date
Title: Executive Vice President, Chief Legal Officer and Corporate Secretary
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